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                               January 6, 2022

       John Fei Zeng
       Chief Financial Officer
       UP Fintech Holding Ltd
       18/F, Grandyvic Building, No. 1 Building
       No. 16 Taiyanggong Middle Road, Chaoyang District
       Beijing, 100020 PRC

                                                        Re: UP Fintech Holding
Ltd
                                                            Form 20-F filed
April 28, 2021
                                                            For the Fiscal Year
Ended December 31, 2020
                                                            File No. 001-38833

       Dear Mr. Zeng:

              We have reviewed your November 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 20, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Part I, page 5

   1. We note your response and proposed revision to comments one and two. Please revise your proposed
disclosures to be located at the onset of Part I, as requested in our initial comments.
       Item 3. Key Information, page 6

   2. We note your response to comment three. Please revise your proposed disclosures to be located at the onset of
Item 3, as requested in our initial comments.
 John Fei Zeng
FirstName
UP FintechLastNameJohn
            Holding Ltd Fei Zeng
Comapany
January    NameUP Fintech Holding Ltd
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
3. We note your response to comment four, please enhance your disclosure to clarify, if true, that the VIE contractual arrangements have not been tested in a court of law. Also, please confirm that you plan to move the disclosure's position to the onset of Item 3.
Item 3.D Risk Factors, page 6

4. We note your response and proposed revision to comment five, however some of the relevant disclosure appears to remain within Item 4. Please revise your proposed disclosures to be located within Item 3.D as requested in our initial comments.
5. Please expand your related risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
Lastly, update your
         disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
      You may contact Lory Empie at 202-557-3714 or Michael Henderson at
202-551-
3364 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance